Hallmark Venture Group, Inc.

5112 West Taft Road, Suite M

Liverpool NY, 13088

November 7, 2022

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hallmark Venture Group, Inc.
Registration Statement on Form 10-12G
Filed September 8, 2022
File No. 000-56477
Application for Withdrawal

Ladies and Gentlemen:

Hallmark Venture Group, Inc. (the “Company”) hereby withdraws the above-referenced Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2022 and has not yet been declared effective by the SEC.

The Company is requesting withdrawal of the Registration Statement due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically 60 days after the initial filing date. As the Commission staff (the “Staff”) has not completed its review of the Registration Statement, the Company desires to prevent the Registration Statement from becoming effective prior to completion of the Staff’s review.

Sincerely,

/s/ John D. Murphy Jr.
John D. Murphy Jr.
Chief Executive Officer